Race World International, Inc.
968 - 240th Street, Langley, British Columbia, Canada, V2Z 2Y3
Phone (604) 539-9680  Fax (604) 539-7234



July 7, 2008

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549 - 3561


Attention: Susan C. Block, Attorney-Advisor

Re:   Race World International, Inc
      Registration Statement on Form SB-2
      Filed January 14, 2008

File No. 333-148636

Dear Ms Block:


In response to your letter of June 26, 2008 we provide this cover letter that keys our responses to your comments. We have also enclosed a black underlined copy and unmarked copy of our amended Registration Statement. A revised Exhibit 23.1, Consent of Independent Auditor, is also included for your reference.

Our responses are as follows:

Our Business, page 1

1.With respect to the design of our main road track and drag strip, we have now clarified that "Although this is our plan for the main road racing track and the drag racing strip, we currently do not have the financing for this phase of development. Our designs and specifications may change as future conditions require."

2.We have revised our time frames for Phases 2 - 5 to allow more time to acquire financing and for development. We also stated there is no guarantee that these timelines can be met and included our accomplishments since inception so that investors can get a sense of how realistic our time frames are. We have made similar revisions under "Description of Business" at page 24.

Risk Factors, page 3

We May Be Unable to Secure Additional Funding, page 15

3.We have corrected the formatting of the chart regarding offerings that appears in this risk factor.

Age of Financials

4.We have now included our Financial Statements for March 31, 2008, which formed part of our 10QSB quarterly report filed May 15, 2008.


Accountant's Consent

5.Our amendments contain a currently dated accountant's consent.



Thank you for your assistance in this matter. Per your letter, we will wait an adequate time for your review before submitting a request for acceleration of the effective date.






Yours Truly,

/s/ Evan Williams             July 7, 2008
- -------------------
Evan Williams, Director
President and Chairman of the Board
Principal Executive Officer